DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(expressed in thousands of United States dollars)

	June 30,	December 31,
	2026	2025
	$	$
Assets
Current assets:
Cash and cash equivalents	45,715	74,037
Trade and other receivables (Note 5)	53,308	55,209
Income taxes receivable	1,644	881
Prepaids and deposits	9,364	11,701
Contract costs, net	10,327	9,696
	120,358	151,524
Non-current assets:
Contract costs, net	17,099	15,095
Deferred tax asset	20,434	20,026
Right-of-use assets, net (Note 6)	5,619	2,387
Property and equipment, net (Note 7)	1,875	2,045
Intangible assets, net (Note 8)	23,661	1,029
Goodwill (Note 9)	53,670	14,541
	242,716	206,647
Liabilities
Current liabilities:
Trade and other payables	40,623	35,960
Income taxes payable	2,393	966
Deferred revenue	94,452	85,465
Provisions	194	787
Lease obligations (Note 6)	1,941	621
Contingent consideration	3,327	—
Acquisition holdback payables	2,580	—
	145,510	123,799
Non-current liabilities:
Deferred revenue	1,837	2,568
Lease obligations (Note 6)	3,877	1,939
Employee benefit obligations	2,746	3,587
Deferred tax liability	1,102	663
Borrowings	87,950	—
	243,022	132,556
Shareholders’ equity (deficiency)
Share capital (Note 11)	212,778	244,605
Contributed surplus	22,644	20,949
Accumulated other comprehensive loss	(5,261)	(7,427)
Deficit	(230,467)	(184,036)
Total equity	(306)	74,091
	242,716	206,647
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(expressed in thousands of United States dollars, except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Revenue (Note 14)	68,650	60,732	134,270	118,028
Cost of revenue (Note 15)	14,116	11,584	28,469	22,979
Gross profit	54,534	49,148	105,801	95,049

Operating expenses
General and administrative	9,486	8,394	20,824	17,119
Sales and marketing	22,543	20,393	43,848	40,748
Research and development	12,990	12,699	28,447	26,102
Share-based compensation (Note 12)	2,456	1,733	3,740	2,522
Foreign exchange loss	2,275	942	3,729	1,065
Depreciation and amortization (Note 6, 7 and 8)	2,203	847	4,125	1,645
	51,953	45,008	104,713	89,201
Operating income	2,581	4,140	1,088	5,848

Finance costs (income), net (Note 10)	1,084	(542)	1,494	(1,190)
Other income, net	—	(1)	—	(2)
Income (loss) before income taxes	1,497	4,683	(406)	7,040

Income tax (recovery) expense	(761)	1,607	(1,045)	2,490

Net income	2,258	3,076	639	4,550

Other comprehensive income
Item that may be reclassified subsequently to income:
Exchange gain on translation of foreign operations	(2,290)	(1,171)	(2,166)	(1,163)

Comprehensive income	4,548	4,247	2,805	5,713

Earnings (loss) per share - basic (Note 13)	0.09	0.10	0.02	0.15
Earnings (loss) per share - diluted (Note 13)	0.08	0.10	0.02	0.15
Weighted average number of common shares outstanding - basic (Note 13)	25,455,554	29,559,316	25,833,056	29,909,311
Weighted average number of common shares outstanding - diluted (Note 13)	26,796,908	30,227,581	26,834,523	30,559,452
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)
(expressed in thousands of United States dollars, except number of shares)

	Share capital		Contributed surplus	Accumulated other comprehensive loss	Deficit	Total
	#	$	$	$	$	$
Balance, December 31, 2024	30,255,955	253,295	19,109	(9,275)	(205,368)	57,761
Exercise of stock options (Note 11 and 12)	15,339	459	(145)	—	—	314
Share-based compensation (Note 12)	—	—	2,522	—	—	2,522
Share issuance under employee share purchase plan (Note 11 and 12)	6,529	283	(47)	—	—	236
Release of restricted share units (Note 11 and 12)	32,101	1,315	(1,315)	—	—	—
Release of shares in escrow related to business combination	8,728	330	(330)	—	—	—
Shares repurchased for cancellation (Note 11)	(1,529,256)	(11,967)	—	—	(32,474)	(44,441)
Change in share repurchase commitment under the automatic share purchase plan (Note 11)	—	—	—	—	13,509	13,509
Excess tax benefit on stock compensation	—	—	(930)	—	—	(930)
Comprehensive income (loss)	—	—	—	1,163	4,550	5,713
Balance, June 30, 2025	28,789,396	243,715	18,864	(8,112)	(219,783)	34,684

Balance, December 31, 2025	28,747,289	244,605	20,949	(7,427)	(184,036)	74,091
Exercise of stock options (Note 11 and 12)	93,327	130	(39)	—	—	91
Share-based compensation (Note 12)	—	—	3,740	—	—	3,740
Share issuance under employee share purchase plan (Note 11 and 12)	11,081	226	(26)	—	—	200
Release of restricted share units (Note 11 and 12)	53,160	1,775	(1,775)	—	—	—
Shares repurchased for cancellation (Note 11)	(4,018,720)	(33,958)	—	—	(46,957)	(80,915)
Change in share repurchase commitment under the automatic share purchase plan (Note 11)	—	—	—	—	(113)	(113)
Excess tax benefit on stock compensation	—	—	(205)	—	—	(205)
Comprehensive income (loss)	—	—	—	2,166	639	2,805
Balance, June 30, 2026	24,886,137	212,778	22,644	(5,261)	(230,467)	(306)
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(expressed in thousands of United States dollars)

	Six months ended June 30,
	2026	2025
	$	$
Cash flows from operating activities
Net income	639	4,550
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	4,125	1,645
Share-based compensation	3,740	2,522
Loss on disposal of assets	15	4
Unrealized foreign exchange loss (gain)	900	1,430
Income tax expense (recovery)	(1,045)	2,490
Finance income, net	1,494	(1,190)
Changes in non-cash working capital items:
Trade and other receivables	5,757	(1,264)
Prepaids and deposits	3,405	(2,109)
Contract costs, net	(3,070)	(2,894)
Trade and other payables	1,912	2,389
Employee benefit obligations	(738)	(189)
Deferred revenue	5,439	8,090
Income taxes paid	(840)	(1,285)
Cash from operating activities	21,733	14,189

Cash flows used in investing activities
Purchase of property and equipment	(281)	(586)
Payments related to acquisitions	—	(256)
Acquisition of business, net of cash acquired	(57,728)	—
Cash used in investing activities	(58,009)	(842)

Cash flows used in financing activities
Payments received on net investment in finance lease	—	37
Repayment of lease obligations	(1,016)	(954)
Net interest received (paid)	(1,314)	1,207
Proceeds from exercise of stock options	91	314
Proceeds from share issuance under employee share purchase plan	200	236
Proceeds from borrowings	89,107	—
Shares repurchased for cancellation	(79,421)	(43,615)
Cash from (used in) financing activities	7,647	(42,775)

Net change in cash and cash equivalents during the period	(28,629)	(29,428)
Effect of foreign exchange on cash and cash equivalents	307	1,463
Cash and cash equivalents, beginning of the period	74,037	92,540
Cash and cash equivalents, end of the period	45,715	64,575
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2026
(expressed in thousands of US dollars, except share amounts)

1	Nature of business

Docebo Inc. (“Docebo” or the “Company”), a leading learning platform provider, was incorporated on April 21, 2016 under the Business Corporations Act (Ontario) and is domiciled in Ontario, Canada. Effective August 1, 2025, the Company’s head office is located at Suite 1200, 55 York Street, Toronto, Canada, M5J 1R7.

The Company’s shares are listed on both the Toronto Stock Exchange (“TSX”), as of October 8, 2019, and the Nasdaq Global Select Market (“Nasdaq”), as of December 3, 2020, under the stock symbol “DCBO”.

The Company has the following material subsidiaries:

Entity name	Country	Ownership percentage June 30, 2026	Ownership percentage December 31, 2025
		%	%
Docebo S.P.A	Italy	100	100
Docebo NA, Inc.	United States	100	100
Docebo EMEA FZ-LLC	United Arab Emirates	100	100
Docebo UK Limited	England and Wales	100	100
Docebo France Société par Actions Simplifiée (“Docebo France”)	France	100	100
Docebo DACH GmbH (“Docebo Germany”)	Germany	100	100
Docebo Australia Pty Ltd. ("Docebo Australia")	Australia	100	100
365Talents Société par Actions Simplifiée ("365Talents")	France	100	—
Zive GmbH ("Zive")	Germany	100	—

2	Basis of preparation

Statement of compliance

The unaudited condensed consolidated interim financial statements (“interim financial statements”) have been prepared by management using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2025. These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting. Accordingly, certain disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) have been omitted or condensed. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2025.

These financial statements were approved and authorized for issuance by the Board of Directors of the Company on August 6, 2026.

Use of estimates, assumptions and judgments

The preparation of these financial statements in conformity with IFRS requires management to make estimates, assumptions and judgments that affect the application of accounting policies and the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results may differ from those estimates.

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2026
(expressed in thousands of US dollars, except share amounts)
Estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

In preparing these financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of uncertainty are the same as those applied and described in the Company’s annual audited consolidated financial statements for the year ended December 31, 2025.

3	Summary of material accounting policies

The material accounting policies applied in these financial statements are the same as those applied and described in the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2025.

4	Business combinations

365Talents

On January 20, 2026, the Company acquired all of the issued and outstanding shares of 365Talents, a privately held AI-powered skills intelligence and workforce analytics company (société par actions simplifiée) based in France (“365Talents”). The acquisition is accounted for as a business combination in accordance with IFRS 3 - Business Combinations.

Total purchase consideration of $60,414, consisting of: (i) cash paid on closing of $54,326; and (ii) a cash holdback amount of $2,688 (up to a maximum of $2,736) which will be determined and paid during fiscal 2026.

In addition, up to approximately $3,400 (maximum undiscounted amount of $5,100) of additional cash consideration may be payable in fiscal year 2027 based on the achievement of certain financial milestones for the 12 month period ended December 31, 2026. Refer to note 12 for performance share units (“PSUs”) that were also granted to certain key employees of 365Talents as part of the acquisition.

During the three months ended June 30, 2026 the Company recognized an adjustment to the initial fair value of the identified intangible assets, other net assets acquired and contingent consideration, which resulted in an adjustment to increase goodwill by $1,440. The adjustment reflects additional information obtained during the measurement period about facts and circumstances that existed as of the acquisition date.

Transaction costs relating to due diligence fees, legal costs, accounting fees, advisory fees and other professional fees for the three and six months ended June 30, 2026 amounting to $145 and $884 and for the year ended December 31, 2025 amounting to $738 were incurred in relation to the acquisition. These amounts have been expensed as incurred primarily within general and administrative expenses.

As at June 30, 2026, the purchase price allocation has not been finalized. The fair values of the identifiable assets acquired and liabilities assumed have been determined on a provisional basis, as the Company has not yet completed its assessment of the fair values of certain assets and liabilities, including the fair value of acquired intangible assets, and the related tax impact. The provisional amounts recognized are subject to adjustment within the measurement period, which shall not exceed one year from the acquisition date, in accordance with IFRS 3 Business Combinations.

The following table summarizes the allocation of the consideration paid and the preliminary amounts of fair value of the certain assets and liabilities, including the fair value of acquired intangible assets, and the related tax impact assumed at the acquisition date:

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2026
(expressed in thousands of US dollars, except share amounts)

Fair value recognized on acquisition
$
Assets
Current assets:
Cash and cash equivalents	2,126
Trade and other receivables	4,057
Prepaid expenses and other current assets	367
6,550
Non-current assets:
Right-of-use asset, net	223
Customer relationships	15,450
Technology	5,450
Trade name and trademarks	2,100
Goodwill	36,937
Total assets	66,710

Liabilities
Current liabilities:
Trade and other payables	2,458
Deferred revenue	3,599
Lease obligations	201
6,258
Non-current liabilities:
Deferred tax liability	38
Total liabilities	6,296
Fair value of net assets acquired	60,414

Paid in cash	54,326
Working capital adjustment	(48)
Holdback payable	2,736
Contingent consideration	3,400
Total purchase consideration	60,414

The goodwill related to the acquisition of 365Talents reflects the benefits attributable to future market development and the fair value of an assembled workforce. These benefits were not recognized separately from goodwill because they did not meet the recognition criteria for identifiable intangible assets. This goodwill is not deductible for income tax purposes.

The customer relationships acquired are amortized on a straight-line basis over its estimated useful life of 4 years. The technology acquired is amortized on a straight-line basis over its estimated useful life of 5 years. The trade name and trademarks acquired are amortized on a straight-line basis over its estimated useful life of 6 years.

Since the date of acquisition, the acquisition has generated revenue of $3,243 and a net loss of $3,871 for the six months ended June 30, 2026. Had the acquisition been completed on January 1, 2026 the pro forma results would be immaterially different from the results since the date of acquisition.

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2026
(expressed in thousands of US dollars, except share amounts)
Zive

On April 2, 2026, the Company acquired all of the issued and outstanding shares of Zive GmbH, an AI and knowledge platform based in Germany (“Zive”). The acquisition is accounted for as a business combination in accordance with IFRS 3 - Business Combinations.

Total purchase consideration of $7,067 consisting of: (i) cash paid on closing of $6,819; and (ii) a cash holdback amount of $248 (up to a maximum of $287) which will be determined and paid during fiscal 2026. There is also up to $1,000 in additional consideration to be paid, based on certain employment obligations, up to April 2, 2027. This obligation will be accrued by the Company on a ratable basis over the retention period.

Transaction costs relating to due diligence fees, legal costs, accounting fees, advisory fees and other professional fees for the three and six months ended June 30, 2026 amounting to $349 and $495 and for the year ended December 31, 2025 amounting to nil were incurred in relation to the acquisition. These amounts have been expensed as incurred primarily within general and administrative expenses.

As at June 30, 2026, the purchase price allocation has not been finalized. The fair values of the identifiable assets acquired and liabilities assumed have been determined on a provisional basis, as the Company has not yet completed its assessment of the fair values of certain assets and liabilities, including the fair value of acquired intangible assets, and the related tax impact. The provisional amounts recognized are subject to adjustment within the measurement period, which shall not exceed one year from the acquisition date, in accordance with IFRS 3 Business Combinations.

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2026
(expressed in thousands of US dollars, except share amounts)
The following table summarizes the allocation of the consideration paid and the preliminary amounts of fair value of the certain assets and liabilities, including the fair value of acquired intangible assets, and the related tax impact assumed at the acquisition date:

Fair value recognized on acquisition
$
Assets
Current assets:
Cash and cash equivalents	1,291
Trade and other receivables	324
Prepaid expenses and other current assets	14
1,629
Non-current assets:
Technology	2,891
Goodwill	3,122
Total assets	7,642

Liabilities
Current liabilities:
Trade and other payables	251
Deferred revenue	94
345
Non-current liabilities:
Deferred tax liability	230
Total liabilities	575
Fair value of net assets acquired	7,067

Paid in cash	6,819
Working capital adjustment	(39)
Holdback payable	287
Total purchase consideration	7,067

The goodwill related to the acquisition of Zive reflects the benefits attributable to the fair value of an assembled workforce. These benefits were not recognized separately from goodwill because they did not meet the recognition criteria for identifiable intangible assets. This goodwill is not deductible for income tax purposes.

The technology acquired is amortized on a straight-line basis over its estimated useful life of 5 years.

Since the date of acquisition, the acquisition has generated revenue of $117 and a net loss of $428 for the six months ended June 30, 2026. Had the acquisition been completed on January 1, 2026 the pro forma results would have resulted in revenues of $283 and a net loss of $895 for the six months ended June 30, 2026.

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2026
(expressed in thousands of US dollars, except share amounts)

5	Trade and other receivables

The Company’s trade and other receivables as at June 30, 2026 and December 31, 2025 include the following:

	2026	2025
	$	$
Trade receivables	42,883	45,467
Accrued revenues	7,232	5,118
Tax credits receivable	2,932	4,316
Interest receivable	—	39
Other receivables	261	269
	53,308	55,209

Included in trade receivables is a provision for expected credit losses of $1,246 as at June 30, 2026 and $1,022 as at December 31, 2025.

6	Leases

The Company’s right-of-use assets by class of assets are as follows:

	Premises	Total
	$	$
Costs
Balance – December 31, 2025	7,177	7,177
Additions	4,750	4,750
Additions through acquisitions	223	223
Modifications to and disposals of lease contracts	(2,877)	(2,877)
Effects of foreign exchange	(550)	(550)
Balance – June 30, 2026	8,723	8,723

Accumulated amortization
Balance – December 31, 2025	4,790	4,790
Amortization	945	945
Modifications to and disposals of lease contracts	(2,253)	(2,253)
Effects of foreign exchange	(378)	(378)
Balance – June 30, 2026	3,104	3,104

Carrying value
Net balance – December 31, 2025	2,387	2,387
Net balance – June 30, 2026	5,619	5,619

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2026
(expressed in thousands of US dollars, except share amounts)
The Company’s lease obligations are as follows:

2026
$
Balance – January 1	2,560
Additions	4,718
Additions through acquisitions	201
Disposals	(630)
Interest accretion	142
Lease repayments	(984)
Effects of foreign exchange	(189)
Balance – June 30	5,818

Current	1,941
Non-current	3,877
5,818

Expenses incurred for the three and six months ended June 30, 2026 and 2025 relating to short-term leases and leases of low-value assets were $10 and $21, respectively (2025 - $15 and $27).

7	Property and equipment

	Furniture and office equipment	Leasehold improvements	Land and Building	Total
	$	$	$	$
Cost
Balance – December 31, 2025	4,915	1,743	790	7,448
Additions	243	38	—	281
Dispositions	(125)	—	—	(125)
Effects of foreign exchange	(107)	(38)	(30)	(175)
Balance – June 30, 2026	4,926	1,743	760	7,429

Accumulated depreciation
Balance – December 31, 2025	3,755	1,500	148	5,403
Depreciation	335	30	30	395
Dispositions	(104)	—	—	(104)
Effects of foreign exchange	(97)	(35)	(8)	(140)
Balance – June 30, 2026	3,889	1,495	170	5,554

Carrying value
Balance – December 31, 2025	1,160	243	642	2,045
Balance – June 30, 2026	1,037	248	590	1,875

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2026
(expressed in thousands of US dollars, except share amounts)

8	Intangible assets

	Acquired
	Customer relationships	Technology	Trademarks	Total
	$	$	$	$
Balance – December 31, 2025	1,467	2,382	47	3,896
Acquisitions through business combinations	15,450	8,341	2,100	25,891
Effects of foreign exchange	(366)	(130)	(45)	(541)
Balance – June 30, 2026	16,551	10,593	2,102	29,246

Balance – December 31, 2025	1,263	1,557	47	2,867
Amortization	1,827	803	155	2,785
Effects of foreign exchange	(66)	4	(5)	(67)
Balance – June 30, 2026	3,024	2,364	197	5,585

Carrying value
Balance – December 31, 2025	204	825	—	1,029
Balance – June 30, 2026	13,527	8,229	1,905	23,661

9	Goodwill

$
Balance – December 31, 2025	14,541
Additions	40,059
Effects of foreign exchange	(930)
Balance – June 30, 2026	53,670

10	Borrowings

Credit Facility

On May 8, 2025, the Company entered into a credit agreement (the “Original Credit Agreement”) with National Bank of Canada (“NBC”) providing for a $50,000 secured revolving credit facility (the “Facility”) with an accordion feature that allowed for the expansion of the Facility by up to an aggregate maximum principal amount of $50,000, upon request by Docebo, subject to review and approval by NBC. The Facility, which was secured against all assets of the Company and a pledge of certain equity interests in its subsidiaries, was available for general corporate purposes, acquisitions, and investments, subject to certain limitations.

The undrawn portion of the Facility was subject to a standby fee whereby the rate varied depending on the Company’s Net Debt to EBITDA Ratio (as defined in the Original Credit Agreement). The Facility had a term of three years. The Facility included certain covenants that required the Company to maintain certain financial ratios and meet certain non-financial requirements.

At the Company's election, amounts drawn on the Facility bore interest based on the Canadian prime rate, U.S. dollar base rate, the secured overnight financing rate ("SOFR"), or Canadian Overnight Repo Rate Average ("CORRA") plus an applicable margin, with interest payable monthly for Canadian prime rate and U.S. dollar base rate loans, at the end of each interest period for CORRA loans, and at the end of each interest period (and every three months if the interest period was longer than three months) for SOFR loans.

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2026
(expressed in thousands of US dollars, except share amounts)

On January 14, 2026 the Company drew C$69,430 (approximately $50,000) from the Facility as a CORRA loan.

On February 10, 2026 the Company entered into an amended and restated credit agreement with NBC as administrative agent, and the other lenders party thereto from time to time (the “Lenders”) which amends and restates the Original Credit Agreement and provides, among other things, an increase of $50,000 in the secured revolving credit facility such that the maximum amount available for the Company to borrow is $100,000 (the “Amended Facility”). The Amended Facility has a term of 3 years and bears interest at variable rates depending on certain financial ratios and metrics. The Amended Facility includes an accordion feature that allows for the expansion of the Amended Facility by up to an aggregate maximum principal amount of $50,000. The accordion feature is available upon request by Docebo and is subject to acceptance by the Lenders or commitments by new financial institutions or commercial lenders in the case where the Lenders decline to increase their commitment in connection with the accordion request. The Amended Facility, which is secured against all assets of the Company and a pledge of certain equity interests in its subsidiaries, is available for general corporate purposes, acquisitions, and investments, subject to certain limitations.

On March 10, 2026 the Company drew $30,000 from the Amended Facility as a SOFR loan.

On June 1, 2026 the Company drew $10,000 from the Amended Facility as a SOFR loan.

On June 22, 2026 the Company signed the First Amending Agreement to the Amended Facility, which increased the Amended Facility by $50,000 to a total revolving credit facility of $150,000 (“First Amended Facility”).

As of June 30, 2026, Docebo was in compliance with all covenants and approximately $90,000 was outstanding under the First Amended Facility.

Finance costs (income), net, for the three and six months ended June 30, 2026 and 2025 is comprised of:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Interest on acquisition related consideration	—	5	—	16
Interest on lease obligations	77	21	142	41
Commitment costs on amended facility	15	—	38	—
Interest income	(24)	(568)	(259)	(1,247)
Interest on borrowings	1,016	—	1,573	—
	1,084	(542)	1,494	(1,190)

11	Share capital

Authorized:
Unlimited common shares with no par value
Issued and outstanding:
	Number of shares	Amount
	#	$
Balance – December 31, 2025	28,747,289	244,605
Exercise of stock options	93,327	130
Issuance of common shares under employee share purchase plan	11,081	226
Release of restricted share units	53,160	1,775
Purchase of common shares held for cancellation (i)	(4,018,720)	(33,958)
Balance – June 30, 2026	24,886,137	212,778

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2026
(expressed in thousands of US dollars, except share amounts)

(i) On May 9, 2025, the Company renewed its Normal Course Issuer Bid (“NCIB”) to repurchase and cancel up to 1,481,659 of its common shares, representing 5% of the Company’s issued and outstanding shares as of May 6, 2025, over the 12-month period commencing on May 20, 2025, and ending no later than May 19, 2026.

On May 8, 2026, the Company renewed the NCIB to repurchase and cancel up to 1,269,702 of its common shares, representing approximately 5% of its Company’s issued and outstanding shares as of May 6, 2026, over the 12 month period commencing May 20, 2026 , and ending no later than May 19, 2027.

The amounts paid in excess of the average book value of the common shares are charged to deficit. During the six months ended June 30, 2026, the Company repurchased a total of 1,077,544 common shares for cancellation at an average price of $18.02 (C$24.83) per common share for total cash consideration of $19,421 including transaction costs.

In connection with the NCIB, the Company entered into an automatic share purchase plan (“ASPP”) with a designated broker for the purpose of allowing the Company to purchase its common shares under the NCIB during self-imposed trading blackout periods. Under the ASPP, the broker may be authorized to repurchase common shares during blackout periods, without consultation with the Company, on predefined terms, including share price, time period and subject to other limitations imposed by the Company and subject to rules and policies of the TSX and applicable securities laws, such as a daily purchase restriction.

As at June 30, 2026 the value of the ASPP liability was nil (nil at December 31, 2025).

On March 10, 2026, the Company completed a substantial issuer bid under which the Company repurchased 2,941,176 common shares for cancellation at a price of $20.40 per common share for total cash consideration of $60,000, and incurred transactions costs of $558 related to the SIB.

12	Share-based compensation

The Company has five components of its share-based compensation plan: stock options, deferred share units (“DSUs”), restricted share units (“RSUs”), PSUs, and employee share purchase plan (“ESPP”).

Share-based compensation expense associated with each component is as follows for the three and six months ended June 30:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Stock options	535	718	991	953
DSUs	286	246	575	483
RSUs	1,483	750	1,972	1,043
PSUs	139	—	174	—
ESPP	13	19	28	43
	2,456	1,733	3,740	2,522

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2026
(expressed in thousands of US dollars, except share amounts)
The following table presents share-based compensation expense by function for the three and six months ended June 30:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Cost of revenue	154	150	244	164
General and administrative	1,304	1,096	1,946	1,595
Sales and marketing	672	73	997	154
Research and development	326	414	553	609
	2,456	1,733	3,740	2,522

The changes in the number of stock options during the six months ended June 30, 2026 and 2025 were as follows:

	2026		2025
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	#	C$	#	C$
Options outstanding – January 1	1,019,930	33.78	827,642	34.11
Options granted	—	—	330,727	43.21
Options forfeited	(52,562)	49.28	(101,284)	53.90
Options exercised	(93,327)	1.01	(15,339)	27.83
Options expired	(11,957)	54.82	(9,444)	56.14

Options outstanding – June 30	862,084	36.09	1,032,302	34.98
Options exercisable – June 30	557,997	31.18	537,377	22.87

There were no options granted during the six months ended June 30, 2026; the weighted average fair value of share options granted during the six months ended June 30, 2025 was estimated at the date of grant using the Black-Scholes option pricing model using the following inputs:

	2026	2025
	C$	C$
Weighted average stock price valuation	$—	$43.21
Weighted average exercise price	$—	$43.21
Risk-free interest rate	—%	2.62%
Expected life in years	nil	4.5
Expected dividend yield	—%	—%
Volatility	—%	52%
Weighted average fair value of options issued	$—	$19.55

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2026
(expressed in thousands of US dollars, except share amounts)
The following table is a summary of the Company’s stock options outstanding as at June 30, 2026:

Options outstanding			Options exercisable
Exercise price range	Number outstanding	Weighted average remaining contractual life (years)	Exercise price range	Number exercisable
C$	#	#	C$	#
0.0001 - 1.09	142,052	0.24	0.0001 - 1.09	142,052
8.86 - 11.06	18,500	4.72	8.86 - 11.06	18,500
15.79 - 16.00	83,628	2.32	15.79 - 16.00	83,628
26.43 - 60.00	572,014	3.46	26.43 - 60.00	284,389
60.01 - 95.12	45,890	2.84	60.01 - 95.12	29,428
	862,084	2.81		557,997

The following table is a summary of the Company’s stock options outstanding as at June 30, 2025:

Options outstanding			Options exercisable
Exercise price range	Number outstanding	Weighted average remaining contractual life (years)	Exercise price range	Number exercisable
C$	#	#	C$	#
0.0001 - 1.09	234,120	1.23	0.0001 - 1.09	234,120
8.86 - 11.06	18,500	5.72	8.86 - 11.06	18,500
15.79 - 16.00	87,401	4.27	15.79 - 16.00	87,401
26.43 - 60.00	619,670	4.46	26.43 - 60.00	169,088
60.01 - 95.12	72,611	3.75	60.01 - 95.12	28,268
	1,032,302	3.68		537,377

DSUs

The following table presents information on the Company’s DSUs for the years presented:

#
DSUs – December 31, 2025	173,592
Granted (at C$24.06 - C$30.43 per unit)	12,792
DSUs - June 30, 2026	186,384

RSUs

The following table presents information on the Company’s RSUs for the years presented:

#
RSUs – December 31, 2025	218,306
Granted (at C$23.50 - C$25.00 per unit)	786,620
Released (at C$37.04 - $77.20 per unit)	(53,160)
Forfeited (at C$24.35 - $77.20 per unit)	(26,492)
RSUs - June 30, 2026	925,274

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2026
(expressed in thousands of US dollars, except share amounts)
PSUs

The following table presents information on the Company’s PSUs for the years presented:

#
PSUs – December 31, 2025	—
Granted (at C$25.69 per unit)	59,210
PSUs - June 30, 2026	59,210

13	Earnings per share

Basic and diluted net income per share for the three and six months ended June 30 are calculated as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025

Net income attributable to common shareholders	2,258	3,076	$639	$4,550

Basic weighted average number of common shares outstanding	25,455,554	29,559,316	25,833,056	29,909,311
Stock options	239,172	279,908	254,134	292,737
DSUs	184,855	143,318	181,272	142,955
PSUs	2,302	—	2,601	—
RSUs	915,025	245,039	563,460	214,449
Diluted weighted average number of common shares outstanding	26,796,908	30,227,581	26,834,523	30,559,452

Basic earnings per common share	$0.09	$0.10	$0.02	$0.15
Diluted earnings per common share	$0.08	$0.10	$0.02	$0.15

For the three and six months ended June 30, 2026, there were nil stock options, (three and six months ended June 30, 2025 - 10,745 and 74,178 stock options, respectively) that were not taken into account in the calculation of diluted earnings per share because their effect was anti-dilutive.

14	Revenue and related balances

Disaggregated revenue

The Company derives its revenues from two main sources, subscription to its SaaS application and associated premium support services, and professional services revenue, which includes services such as initial implementation, project management, training, and integration.

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2026
(expressed in thousands of US dollars, except share amounts)
The following table presents a disaggregation of revenue for the three and six months ended June 30:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Subscription revenue	63,841	57,066	124,484	111,249
Professional services	4,809	3,666	9,786	6,779
	68,650	60,732	134,270	118,028

15	Cost of revenue

The following table represents cost of revenue for the three and six months ended June 30:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Employee salaries and benefits	5,136	4,928	11,216	10,050
Web hosting fees	2,134	1,769	4,194	3,716
Third party service fees	6,359	4,623	12,208	8,606
Other	487	264	851	607
	14,116	11,584	28,469	22,979

16	Employee compensation

The total employee compensation comprising salaries and benefits, inclusive of tax credits, and excluding share-based compensation, for the three and six months ended June 30, 2026 was $33,808 and $74,076, respectively (2025 - $30,599 and $65,254).
Employee compensation costs were included in the following expenses for the three and six months ended June 30, 2026 and 2025 as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Cost of revenue	5,136	4,928	11,216	10,050
General and administrative	4,814	4,258	10,822	9,082
Sales and marketing	14,287	13,028	30,142	28,725
Research and development	9,571	8,385	21,896	17,397
	33,808	30,599	74,076	65,254

For the six months ended June 30, 2026, the Company incurred a total of $6,452 of employee severance related costs associated with a reduction in workforce. This resulted in additional employee compensation costs of $852 in cost of revenue, $1,544 in general and administrative, $872 in sales and marketing, and $3,184 in research and development.

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2026
(expressed in thousands of US dollars, except share amounts)

17	Related party transactions

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the Company, directly or indirectly. Key management personnel includes the Company’s Directors and Officers.

Compensation awarded to key management personnel for the three and six months ended June 30, 2026 and 2025 is as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Salaries and benefits	990	1,230	1,958	2,438
Share-based compensation	1,279	1,025	2,368	1,087
	2,269	2,255	4,326	3,525

18	Financial instruments and risk management

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from deposits with banks and outstanding receivables. The Company trades only with recognized, creditworthy third parties. Due to the Company’s diversified customer base, there is no particular concentration of credit risk related to the Company’s trade and other receivables. Trade and other receivables are monitored on an ongoing basis to ensure timely collection of amounts.

The carrying values of cash and cash equivalents, trade and other receivables, trade and other payables, and the Amended Facility approximate fair values due to the short-term nature of these items or being carried at fair value. The risk of material change in fair value is not considered to be significant. The Company does not use derivative financial instruments to manage this risk.

Contingent consideration is classified as a Level 3 financial instrument as the inputs are not observable and there is no market based activity. The fair value of the contingent consideration has been calculated using discounted cash flows and was $3,400 as at the date of acquisition. During the three and six months ended June 30, 2026, there were no transfers of amounts between levels in the fair value hierarchy.

19	Segment information

The Company reports segment information based on internal reports used by the chief operating decision maker (“CODM”) to make operating and resource allocation decisions and to assess performance. The CODM is the Chief Executive Officer. The CODM makes decisions and assesses performance of the Company on a consolidated basis such that the Company is a single reportable operating segment.

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2026
(expressed in thousands of US dollars, except share amounts)
The following tables present details on revenues derived in the following geographical locations for the three and six months ended June 30, 2026 and 2025.

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
North America
Canada	3,450	3,438	6,860	6,528
United States	46,183	41,634	89,586	82,294
Rest of World	19,017	15,660	37,824	29,206
	68,650	60,732	134,270	118,028

20	Subsequent events

Substantial Issuer Bid

On July 17, 2026, the Company announced that the board of directors had approved a substantial issuer bid under which the Company has offered to repurchase for cancellation up to $70.0 million of its outstanding common shares at a price of $20.40 per common share (the “Offer”). In connection with the Offer, the Company has temporarily suspended repurchases of common shares pursuant to the NCIB in accordance with applicable securities legislation. Following completion of the Offer, the Company expects to continue having access to liquidity (including through the First Amended Facility).